August 14, 2025

Michael D. Hill
Chief Financial Officer and Treasurer
Upland Software, Inc.
401 Congress Ave. , Suite 1850
Austin, Texas 78701

       Re: Upland Software, Inc.
           Form 10-K filed on March 12, 2025
           File No. 001-36720
Dear Michael D. Hill:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology